   As filed with the Securities and Exchange Commission on January 24, 1997
                                                       REGISTRATION NO. 0-29038

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                ----------------------

                                       FORM 10/A
                                    AMENDMENT NO. 1

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                         PURSUANT TO SECTION 12(b) OR (g) OF
                         THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------------

                               TANISYS TECHNOLOGY, INC.
                (Exact name of registrant as specified in its charter)


                 WYOMING                                    74-2675493
      (State or other jurisdiction of                     (I.R.S. Employer
       incorporation or organization)                  Identification Number)

  12201 TECHNOLOGY BOULEVARD, SUITE 130
          AUSTIN, TEXAS  78727                                 78727
 (Address of principal executive offices)                    (Zip Code)

                                  (512) 335-4440
                  Registrant's Telephone Number, Including Area Code

                                ----------------------



       Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange on which
Title of each class to be registered            each class is to be registered
             NONE                                      NOT APPLICABLE


       Securities to be registered pursuant to Section 12(g) of the Act:

                        COMMON STOCK, NO PAR VALUE PER SHARE
                                  (Title of Class)

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a) FINANCIAL STATEMENTS. The consolidated financial statements of the Company and its wholly owned subsidiaries, 1st Tech Corporation ("1st Tech") and DarkHorse Systems, Inc. ("DarkHorse"), the combined financial statements of 1st Tech and DarkHorse and the related reports of the Company's independent public accountants thereon are included at the page indicated.

     ITEM                                                             PAGE
     ----                                                             ----
     Report of Independent Public Accountants as to the Company's
      financial statements                                              3
     Consolidated Balance sheets of the Company at September 30,
      1996 and 1995                                                     4
     Consolidated Statements of Loss of the Company for the Years
      Ended September 30, 1996, 1995 and 1994                           5
     Consolidated Statements of Shareholders' Equity of the Company
      for the Years Ended September 30, 1996, 1995 and 1994             6
     Consolidated Statements of Cash Flows of the Company for the
      Years Ended September 30, 1996, 1995 and 1994                     7
     Notes to the Company's Consolidated Financial Statements           8
     Report of Independent Public Accountants as to 1st Tech's
      and DarkHorse's financial statements                             19
     1st Tech and DarkHorse Combined Balance Sheets at December 31,
      1995 and 1994                                                    20
     1st Tech and DarkHorse Combined Statements of Income for the
      Years Ended December 31, 1995, 1994 and 1993                     21
     1st Tech and DarkHorse 1995 and 1994 Combined Statements of
      Shareholders' Equity for the Years Ended December 31, 1995,
      1994 and 1993                                                    22
     1st Tech and DarkHorse Combined Statements of Cash Flows for
      the Years Ended December 31, 1995, 1994 and 1993                 23
     Notes to Combined Financial Statements of 1st Tech and
      DarkHorse                                                        25

                                   [LOGO]


                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Tanisys Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Tanisys Technology, Inc. (a Wyoming corporation), and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of loss, shareholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tanisys Technology, Inc., and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.


                                       /s/ ARTHUR ANDERSEN LLP

San Antonio, Texas
October 25, 1996

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  FINANCIAL STATEMENTS


                                         TANISYS TECHNOLOGY, INC.

                                       CONSOLIDATED BALANCE SHEETS
                                       (EXPRESSED IN U.S. DOLLARS)


                                                                SEPTEMBER 30,     SEPTEMBER 30,
                                                                    1996              1995
------------------------------------------------------------------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                                     $2,689,569        $1,317,024
   Trade accounts receivable, net of allowance of $84,557         5,087,090            60,454
        and $25,000 in 1996 and 1995, respectively
   Inventory                                                      1,804,458            15,414
   Prepaid expense                                                  217,570            24,735
------------------------------------------------------------------------------------------------
      Total current assets                                        9,798,687         1,417,627
------------------------------------------------------------------------------------------------
Property and equipment, net                                       1,817,479           118,705
Incorporation costs, net                                              1,024             2,283
Patents and trademarks, net                                          84,337            74,468
Goodwill, net                                                     8,436,790                --
Other assets                                                         84,000                --
------------------------------------------------------------------------------------------------
                                                                $20,222,317        $1,613,083
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                              $2,985,148          $112,853
   Accrued liabilities                                              929,376           121,315
   Revolving credit note                                          3,075,000                --
------------------------------------------------------------------------------------------------
      Total current liabilities                                   6,989,524           234,168
------------------------------------------------------------------------------------------------
   Obligations under capital lease                                  123,000                --
------------------------------------------------------------------------------------------------
      Total liabilities                                           7,112,524           234,168
------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
   Share capital-Common stock, no par value, 50,000,000 shares   23,955,136         7,814,341
       authorized, 15,978,537 and 9,065,305 shares issued and
       outstanding in 1996 and 1995, respectively
   Accumulated deficit                                          (10,838,398)       (6,428,481)
   Accumulated foreign currency translation adjustment               (6,945)           (6,945)
------------------------------------------------------------------------------------------------
      Total shareholders' equity                                 13,109,793         1,378,915
------------------------------------------------------------------------------------------------
                                                                $20,222,317        $1,613,083
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                        TANISYS TECHNOLOGY, INC.

                    CONSOLIDATED STATEMENTS OF LOSS
                     (EXPRESSED IN U.S. DOLLARS)


                                              FOR THE YEARS ENDED SEPTEMBER 30,
                                             1996            1995           1994
--------------------------------------------------------------------------------------

Net sales                                  $14,988,946        $358,726      $113,786
Cost of goods sold                          12,660,900         110,097        33,901
--------------------------------------------------------------------------------------
Gross profit                                 2,328,046         248,629        79,885
--------------------------------------------------------------------------------------

Operating expenses:
   Research and development                  1,079,927         409,805       409,150
   Sales and marketing                       1,177,214       1,358,032       393,786
   General and administrative                1,976,597         913,375     1,028,808
   Depreciation and amortization             2,474,313          71,043        60,472
   Unusual charge                                   --              --       198,739
--------------------------------------------------------------------------------------
      Total operating expenses               6,708,051       2,752,255     2,090,955
--------------------------------------------------------------------------------------
Operating loss                              (4,380,005)     (2,503,626)   (2,011,070)
--------------------------------------------------------------------------------------
Other income (expense):
   Foreign exchange gain                            --           2,290            --
   Interest income                              74,238          56,250        39,145
   Interest expense                           (108,332)             --            --
   Other                                         4,182              --            --
--------------------------------------------------------------------------------------
Net loss                                   ($4,409,917)    ($2,445,086)  ($1,971,925)
--------------------------------------------------------------------------------------

Loss per weighted average common share          ($0.37)         ($0.29)       ($0.30)
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

Weighted average number of common shares    11,765,850       8,436,320     6,610,710
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      TANISYS TECHNOLOGY, INC.

                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                        (EXPRESSED IN U.S. DOLLARS)

                                                                                                ACCUMULATED
                                                                                                  FOREIGN
                                                        SHARE CAPITAL                            CURRENCY               TOTAL
                                                      -------------------      ACCUMULATED      TRANSLATION          SHAREHOLDERS'
                                                      SHARES       AMOUNT        DEFICIT         ADJUSTMENT             EQUITY
----------------------------------------------------------------------------------------------------------------------------------

Balance, September 30, 1993                           6,495,325    $4,468,700    ($2,011,470)           $0             $2,457,230
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          (1,971,925)                          (1,971,925)
Private placements                                    1,500,000     1,462,756 *                                         1,462,756
Foreign currency translation adjustment                                                             (6,945)                (6,945)
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1994                           7,995,325     5,931,456     (3,983,395)       (6,945)             1,941,116
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          (2,445,086)                          (2,445,086)
Private placements                                      900,000     1,607,232 *                                         1,607,232
Issued as payment of commission                          48,980       120,001                                             120,001
Exercise of stock options                                 6,000        12,724                                              12,724
Issued for retirement of debt                           115,000       142,928                                             142,928
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995                           9,065,305     7,814,341     (6,428,481)       (6,945)             1,378,915
----------------------------------------------------------------------------------------------------------------------------------
Net loss                                                                          (4,409,917)                          (4,409,917)
Acquisition of businesses (note 2)                    4,150,000    11,786,000 *                                        11,786,000
Issued as payment of consulting bonus (note 2)          207,500       788,500                                             788,500
Private placements (note 7)                             975,177     1,511,796 *                                         1,511,796
Issued as payment of commission                          45,555       102,499                                             102,499
Exercise of stock warrants                            1,515,000     1,905,000                                           1,905,000
Issued for retirement of debt                            20,000        47,000                                              47,000
----------------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 1996                          15,978,537   $23,955,136   ($10,838,398)      ($6,945)           $13,109,793
----------------------------------------------------------------------------------------------------------------------------------

* net of issuance costs.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                TANISYS TECHNOLOGY, INC.


                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (EXPRESSED IN U.S. DOLLARS)

                                                                                             FOR THE YEARS ENDED SEPTEMBER 30,
                                                                                           1996            1995           1994
----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net loss                                                                             ($4,409,917)   ($2,445,086)   ($1,971,925)
Adjustments to reconcile net loss to cash used in operating activities:
   Depreciation and amortization                                                       2,474,313         71,043         60,472
   Write-downs                                                                            21,927             -              -
   Unusual charge                                                                             -              -         198,739
   Decrease (increase) in accounts receivable                                           (874,576)        84,855        (99,926)
   Decrease in investment tax credits receivable                                              -              -          57,456
   Increase in inventory                                                                (156,733)        (2,757)       (12,657)
   Increase in prepaid expense                                                          (103,789)       (13,810)        (3,843)
   (Decrease) increase in accounts payable and accrued liabilities                    (1,323,521)        22,870        323,392
----------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activites                                                  (4,372,296)    (2,282,885)    (1,448,292)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchase of fixed assets                                                             (342,882)       (48,962)       (96,414)
   Incorporation costs                                                                        -              -          (1,010)
   Patents and trademark costs                                                           (32,763)       (42,776)       (38,261)
   Acquisition of businesses                                                           2,817,230             -              -
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                                    2,441,585        (91,738)      (135,685)
----------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net proceeds from issuance of common stock                                          1,614,295      1,727,233      1,462,756
   Draws (payments) on revolving credit note, net                                       (195,881)            -              -
   Principal payments on capital lease obligations                                       (20,158)            -              -
   Net proceeds from exercise of stock options                                                -          12,724             -
   Net proceeds from exercise of warrants                                              1,905,000             -              -
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                              3,303,256      1,739,957      1,462,756
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                       -              -          (3,169)
----------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                       1,372,545       (634,666)      (124,390)
Cash and cash equivalents, beginning of period                                         1,317,024      1,951,690      2,076,080
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                              $2,689,569     $1,317,024     $1,951,690
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of cash flow information:
         Interest paid                                                                  $108,332         $1,152           $121
         Interest received                                                               $74,238        $57,402        $35,153
Non-cash activity:
         Shares issued to related parties and others to satisfy accrued liabilities      $47,000        $142,928            -
         Shares issued to purchase businesses                                        $12,574,500              -             -

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                     TANISYS TECHNOLOGY, INC.
                       NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Tanisys Technology, Inc. ("Tanisys") and its wholly-owned subsidiaries, 1st Tech Corporation ("1st Tech"), DarkHorse Systems, Inc. ("DarkHorse"), Timespan Communications Corp. ("Timespan") and Rosetta Marketing and Sales Inc. (collectively, the "Company"). The Company provides custom design, engineering and manufacturing services, test solutions and standard and custom module products to leading original equipment manufacturers in the computer, networking and telecommunications industries. Numerous factors affect the Company's operating results, including general economic conditions, competition, changing technologies, component shortages or price fluctuations. A change of any of these factors could have an adverse effect on the Company's financial position or results of operations. The Company has experienced losses since inception. The Company continues to develop additional products, and with the current year acquisitions (Note 2), the Company has existing salable products. The continued success of the Company depends upon the Company's ability to generate sufficient sales from the development of new products or increased sales of existing products.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States which, as applied to these financial statements, conform in all material respects with accounting principles generally accepted in Canada. All significant intercompany balances and transactions have been eliminated in consolidation.

Tanisys is a Wyoming corporation which was originally organized in British Columbia, Canada to pursue oil and gas exploration. Unsuccessful in the exploration business and dormant pursuant to the rules and regulations of the Vancouver Stock Exchange, several investors gained control of the Company to raise financing and complete the acquisition of Timespan. Timespan had software technology and patent applications which, in part, are the foundation of the Company's development and marketing efforts.

Tanisys changed its name from Rosetta Technologies Inc. on July 11, 1994. Prior to Rosetta Technologies Inc., the Company had been known as First American Capital Group Inc. and Montebello Resources Ltd.

Certain reclassifications of amounts related to 1994 and 1995 have been made to conform with the 1996 presentation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are carried at cost, which approximates market. The Company places its cash investments in high credit quality instruments.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company grants credit to domestic and international original equipment manufacturers, distributors and end users. The Company carries a business credit policy covering certain accounts receivable. The insurance policy provides protection against losses from uncollectible accounts resulting from insolvency of specified customers. As of September 30, 1996, the total available coverage under the policy was $2,050,000.

INVENTORY

Inventory is stated at the lower of cost or market. In the third quarter of 1996, the Company changed its method of accounting for inventories from the first-in, first-out (FIFO) method to a weighted average cost basis. The change did not have a significant effect on results of operations for 1996, nor is it anticipated that it will have a material effect on future periods. Prior to the change, the Company's inventory costs would not have differed significantly under the two methods. Costs include direct materials, direct labor and certain indirect manufacturing overhead expenses.

REVENUE RECOGNITION

Revenues from direct sales and sales to resellers are recognized when the related products are shipped. The Company warrants products against defects and has a policy concerning the return of products.

DEPRECIATION AND AMORTIZATION

The Company uses the straight-line method of depreciation. Under the straight-line method of depreciation, the Company is using the following lives:

Machinery and equipment                      3-7
Office and engineering equipment             5
Computer equipment and software              3
Furniture and fixtures                       5
Vehicles                                     5
Leasehold improvements                       Shorter of useful life or remaining
                                             term of the lease

Incorporation costs are amortized on a straight-line basis over five years. Upon dissolution of Timespan, the Company wrote-off $747 in unamortized incorporation costs. Accumulated amortization at September 30, 1996, 1995 and 1994 was $512, $1,522 and $761, respectively.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Patents and trademarks are amortized on a straight-line basis over 10 years. In fiscal 1995, the Company wrote-off $12,095 in trademark costs related to the registration of the name SpinWizard, since the product associated with that trademark is no longer being sold. Accumulated amortization at September 30, 1996, 1995 and 1994, was $10,799, $6,569 and $0, respectively.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in foreign currencies are translated at the exchange rate at the balance sheet date. Revenues, costs, and expenses are translated at average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are included in other expenses. Translation adjustments resulting from this process are charged or credited to equity.

RESEARCH AND DEVELOPMENT

Under the criteria set forth in Statement of Financial Accounting Standards
No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," capitalization of software development costs begins upon the establishment of technological feasibility. The ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in software and hardware technology. After considering the above factors, the Company has determined that software development costs incurred for the years ended September 30, 1996, 1995 and 1994 were properly expensed.

LOSS PER SHARE

Loss per share is calculated based upon the weighted average number of common shares outstanding during the year.

NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), was issued. Under FAS 121, an impairment loss must be recognized, for long-lived assets and certain identifiable intangibles to be held and used by an entity, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and must be adopted on a prospective basis. Restatement of previously issued financial statements is not permitted. The Company adopted FAS 121 effective October 1, 1995. Such adoption did not have a material effect on the financial condition or results of operations of the Company.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), was issued. FAS 123 defines a fair value based method of accounting for employee stock options or similar equity instruments and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period of the award, which is usually the vesting period. However, FAS 123 also allows entities to continue to measure compensation costs for employee stock compensation plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to remain with the accounting prescribed by APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method recommended by FAS 123 had been applied. The accounting requirements of FAS 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995. The disclosure requirements of FAS 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company intends to measure compensation costs in accordance with APB 25 and to provide pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under FAS 123 had been applied. Therefore, FAS 123 will not have a material effect on the financial position or results of operations of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   ACQUISITIONS OF 1ST TECH AND DARKHORSE

On May 20, 1996, the Company acquired 1st Tech and DarkHorse, as a result of which 1st Tech and DarkHorse became wholly owned subsidiaries of the Company in exchange for 4,150,000 shares of the Company's common stock. 1st Tech is engaged primarily in the design, manufacture and sale of standard memory products to the memory aftermarket and custom memory assemblies to original equipment manufacturers, and offers engineering design and contract manufacturing services. DarkHorse designs and markets memory testing equipment primarily to electronic equipment manufacturers.

At the closing of the acquisitions, the Company granted options for the purchase of 550,000 common shares to key employees of 1st Tech and DarkHorse, allowed
Mr. Gary W. Pankonien, former owner of 1st Tech and one of the three former owners of DarkHorse, to appoint two members to the Company's seven-member Board of Directors, and paid a consulting bonus to a Director of the Company of 207,500 common shares at a deemed price of $3.80 per share.

                    TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

2.   ACQUISITIONS OF 1ST TECH AND DARKHORSE (CONTINUED)

The acquisitions of 1st Tech and DarkHorse were accounted for using the purchase method of accounting. Under the purchase method, the excess of the purchase price over the estimated fair value of the net assets acquired of $10,656,998 is classified as goodwill and amortized against earnings over a two year period. The amount of goodwill amortized for the year ended September 30, 1996 was $2,220,208. The results of operations of 1st Tech and DarkHorse have been included in the consolidated financial statements since the date of the acquisitions.

3.   INVENTORY

Inventory consists of the following:

                         1996           1995
Raw materials         $1,343,522      $  ---
Work-in-process          203,017         ---
Finished goods           257,919      15,414
                      $1,804,458     $15,414


4.   PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                               1996                                         1995
                                            Accumulated                                  Accumulated
                                           Depreciation & Net Book                      Depreciation & Net Book
                              Cost          Amortization   Value          Cost           Amortization   Value
Manufacturing equipment    $1,055,964       $234,159     $  821,805     $  ---           $  ---        $  ---
Office equipment              579,117        224,102        355,015       29,084           11,038        18,046
Engineering equipment         253,482         77,807        175,675       17,507            7,022        10,485
Computer equipment            118,696         87,448         31,248       97,829           57,585        40,244
Computer software             223,872        115,821        108,051       21,971           15,114         6,857
Furniture and fixtures        295,585         90,186        205,399       40,170           12,641        27,529
Vehicles                       39,445          9,861         29,584        ---              ---           ---
Leasehold improvements        157,907         67,205         90,702       25,854           10,310        15,544
                           $2,724,068       $906,589     $1,817,479     $232,415         $113,710      $118,705


The Company had approximately $266,000 and $0 of property and equipment acquired under capital lease at September 30, 1996 and 1995, respectively. The accumulated amortization related to these assets totaled $47,000 and $0 at September 30, 1996 and 1995, respectively. The related amortization expense was $16,000 and $0 for the year ended September 30, 1996 and 1995, respectively.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)

5.   REVOLVING CREDIT NOTE

The Company has a revolving credit note with a financial institution of $6,000,000 bearing interest at the financial institution's prime rate plus a percentage between one and three percent (8.25% as of September 30, 1996) depending upon a ratio. The ratio is computed monthly, combining 1st Tech and DarkHorse indebtedness to annualized earnings before income taxes, depreciation and amortization. At September 30, 1996, the Company did not comply with certain financial covenants. The financial institution has amended and waived the covenants at September 30, 1996 and for prior periods. Additionally, the financial institution will issue, when needed, letters of credit up to $2,000,000. The revolving credit note extends through June 30, 1998 and is secured by all of the Company's assets. Paydowns on the note are made by daily collections of accounts receivable. Draws are made as necessary. The amount outstanding at September 30, 1996 was $3,075,000. The amount available on the line at September 30, 1996 was $2,925,000 limited by qualified accounts receivable as defined in the note. At September 30, 1996, there were no outstanding letters of credit.

6.   LEASE COMMITMENTS

The Company leases certain equipment and office space under noncancelable leases with expiration dates ranging from 1997 through 2000.

Future minimum lease payments under all leases at September 30, 1996 were as follows:

                                                 Capital Leases                Operating Leases
1997                                                 $  62,661                   $376,804
1998                                                    57,276                    219,841
1999                                                    56,481                     66,288
2000                                                    27,528                     27,620
Total minimum lease payments                           203,946                    690,553

Amounts representing interest                          (33,159)
Present value of minimum capital lease payments        170,787

Less: current portion                                  47,787

Long-term capital lease obligation                   $123,000


Rent expense recorded under all operating leases was $118,189, $48,619 and $34,377 for 1996, 1995 and 1994, respectively.

                    TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


7.   PRIVATE PLACEMENTS

In January 1996, the Company completed an equity financing of 941,177 common shares and common stock purchase warrants to purchase 941,177 shares of common stock at an exercise price of $1.70 in 1997 and $1.95 in 1998. The warrants expire after 1998. A commission of 45,555 shares at the price of $2.25 per share was paid to AWL Enterprises Ltd. In November 1995, the Company completed an equity financing of 34,000 common shares and common stock purchase warrants to purchase 34,000 shares of common stock at an exercise price of $2.00 in 1996 and $2.25 in 1997. The warrants expire after 1997.

8.   RELATED PARTY TRANSACTIONS

The Company and its subsidiaries entered into the following related party transactions:

     Expenses and consulting fees in the amount of $870,000 ($788,500 was paid in stock), $159,000 and $256,000 were paid to the Company's directors or companies that they owned for the years ended September 30, 1996, 1995 and 1994, respectively.

     Professional fees in the amount of $122,000, $97,000 and $42,000 were paid to two shareholders of the Company for legal and other services provided for the years ended September 30, 1996, 1995 and 1994, respectively.

     As of September 30, 1996, two former shareholders of DarkHorse are each owed $32,309 and the third shareholder owed the Company $17,691. Prior to the acquisition, DarkHorse was an S-corporation. These amount arose at the date of acquisition, to cover the taxes on earnings passed on to the three shareholders for the period from January 1, 1996 to the date of acquisition.

9.   SHARE CAPITAL, OPTIONS AND WARRANTS

PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of preferred stock with $1 par value. There were no preferred shares issued and outstanding at September 30, 1996 and 1995.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


9. SHARE CAPITAL, OPTIONS  AND WARRANTS (CONTINUED)


STOCK OPTIONS

                                                           1996                                       1995
                                  Shares                   Option Price            Shares             Option Price



Outstanding-Beginning of year     1,364,450                 $1.10 to 3.32 US        1,003,000          $1.50 to 3.70 CDN
Granted                             834,900                  3.13 to 3.72 US          958,750           2.02 to 3.32 US
                                                                                                        4.00 CDN
Canceled or expired                (395,250)                 2.02 to 3.72 US         (591,300)          2.80 US
                                                                                                        2.33 to 4.00 CDN
Exercised                            ---                           ---                 (6,000)          2.40 TO 3.55 CDN
Outstanding-End of year           1,804,100                 $1.10 to 3.69 US        1,364,450          $2.02 to 3.32 US
                                                                                                       $1.50 TO 4.00 CDN
Exercisable-End of year             555,232                                           265,001


In February 1996, the Board of Directors approved a resolution to translate all option prices currently in CDN$ to US$. The exchange rate used was 1.00 CDN$ to .7353 US$. This was the exchange rate on the date of the board resolution.

WARRANTS

Each warrant entitles the holder to purchase one share of common stock at a particular price during the first year following the date of issuance and at a second price in year two. The warrants expire after year two. During 1996, 1,515,000 warrants were exercised and no warrants expired. 975,177 warrants were issued as part of the Company's two private placements in 1995 and 1996. The Company has warrants outstanding for the purchase of its common stock in 1996 and 1995 as follows:

                       NUMBER OF WARRANTS                  EXERCISE PRICE
     ISSUE DATE       1996            1995              YEAR 1        YEAR 2
     August 1994      ---             1,500,000         $1.00         $1.25
     May 1995         885,000           900,000         $2.00         $2.30
     November 1995     34,000            ---            $2.00         $2.25
     January 1996     941,177            ---            $1.70         $1.95
     Total          1,860,177         2,400,000


10.       INCOME TAXES

The Company accounts for deferred income taxes using the liability method.
At September 30, 1996, the Company's Canadian subsidiary, Timespan, had a non-capital loss carryforward of approximately CDN $127,000 which may be applied against future taxable income. The loss carryforward results in a deferred tax asset of CDN $57,000 which expires in 2000. Additionally, at September 30, 1996, Timespan had deferred tax assets of CDN $43,000 principally relating to unclaimed investment tax credits.

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


10.      INCOME TAXES (CONTINUED)

During 1996 and 1995, the Company incurred consolidated net operating losses for U.S. income tax purposes of approximately $1,785,000 and $2,548,000, respectively. The loss carryforwards expire in 2011 and 2010, respectively. During 1996, the Company had temporary differences resulting in future tax deductions of $693,000 principally representing tax basis in accrued liabilities and intangible assets. Deferred income tax assets from the loss carryforwards and asset basis differences aggregate $2,240,000.

For financial reporting purposes, valuation allowances of $2,240,000 and $1,413,000 have been recorded to offset the deferred tax assets due to the uncertainty as to whether the benefits will be realized.

The availability of the net operating loss carryforward and future tax deductions to reduce taxable income is subject to various limitations under the Internal Revenue Code of 1986, as amended, (the Code) in the event of an ownership change as defined in Section 382 of the Code.

No federal or state taxes were due or paid in 1996 and 1995.

11.       UNUSUAL CHARGE

At September 30, 1994, the Company determined that it would not utilize in its current or future products, the computer game controller technology purchased from Timespan. Therefore, the remaining goodwill associated with the Timespan acquisition of $198,739 was charged to expense as an unusual charge in the period ended September 30, 1994 (Note 13).

12.       EMPLOYEE BENEFITS

Effective January 1, 1995, 1st Tech sponsored an employee benefit plan
(the Plan) which qualifies under Section 401(k) of the Internal Revenue Service Code for eligible employees. Eligible employees may defer a portion of their annual compensation under the Plan subject to maximum limitations. The requirements for eligibility include a minimum age of 21 and a minimum of one year of service. As of the date of acquisition of 1st Tech, all employees of the Company joined the Plan.

Under provisions of the Plan, the Company may elect to make matching contributions to the Plan for the benefit of the participants. No contributions were made in 1996.

13.       COMMITMENTS AND CONTINGENCIES

During fiscal 1993, the Company's subsidiary Timespan entered into a five year royalty agreement with its former principal shareholders. The agreement provides for royalties to be paid for the use of the computer game controller technology. The royalties are to be paid subsequent to Timespan achieving a CDN $3,000,000 net cumulative profit from the sale of devices involving the technology. The royalties will be calculated as the lesser of CDN $250,000 per annum or 5% of the gross wholesale receipts, as defined in the agreement, from sales exceeding the above noted amount. If the amount payable is less than CDN $250,000

                     TANISYS TECHNOLOGY, INC.
                      NOTES TO CONSOLIDATED
                       FINANCIAL STATEMENTS
                SEPTEMBER 30, 1996, 1995 AND 1994
         (EXPRESSED IN U.S. DOLLARS EXCEPT AS INDICATED)


13.      COMMITMENTS AND CONTINGENCIES (CONTINUED)

in any particular year, the difference will be carried forward to the following year to increase the maximum amount payable in that year. The Company is not currently using the computer game controller technology and the royalty does not relate to the Company's current products. (note 11)

14.  SUBSEQUENT EVENT

In October 1996, the Company granted, subject to regulatory approval, stock options to key employees for the purchase of 423,000, 110,000 and 5,000 common shares at a per share price of $4.09, $4.17 and $4.44, respectively. These options are not considered outstanding until approved by the Vancouver Stock Exchange.

Timespan, a wholly owned subsidiary of the Company, was dissolved as of October 23, 1996.

                             1ST TECH CORPORATION AND
                              DARKHORSE SYSTEMS, INC.

                           COMBINED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 1995, 1994 AND 1993
                           TOGETHER WITH AUDITORS' REPORT

                                    [LOGO]



                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To 1st Tech Corporation and
DarkHorse Systems, Inc.:

We have audited the accompanying combined balance sheets of 1st Tech Corporation and DarkHorse Systems, Inc. (Texas corporations), as of December 31, 1995 and 1994, and the related combined statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Tech Corporation and DarkHorse Systems, Inc., as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                       /s/ ARTHUR ANDERSEN LLP

San Antonio, Texas
October 25, 1996

                               1ST TECH CORPORATION AND
                               ------------------------
                               DARKHORSE SYSTEMS, INC.
                               -----------------------

                COMBINED BALANCE SHEETS - - DECEMBER 31, 1995 AND 1994
                ------------------------------------------------------

           ASSETS                                          1995          1994
           ------                                       -----------   ----------
CURRENT ASSETS:
 Cash and cash equivalents                              $ 1,198,964   $  251,325
 Accounts receivable, net of allowance for doubtful
  accounts of $124,500 and $0, respectively               7,438,903    5,184,073
 Inventory                                                3,176,384    1,591,450
 Accounts receivable, related parties                       199,577      200,000
 Prepaid expenses and other                                 173,333       44,500
                                                        -----------   ----------
            Total current assets                         12,187,161    7,271,348
                                                        -----------   ----------

PROPERTY AND EQUIPMENT, net                               1,261,232      632,649
                                                        -----------   ----------

OTHER LONG-TERM ASSETS                                       84,000       41,000
                                                        -----------   ----------

            Total assets                                $13,532,393   $7,944,997
                                                        -----------   ----------
                                                        -----------   ----------

     LIABILITIES AND SHAREHOLDERS' EQUITY                  1995          1994
     ------------------------------------              ------------   ----------
CURRENT LIABILITIES:
 Bank overdrafts                                        $   574,000   $  698,000
 Accounts payable                                         3,291,738    2,539,134
 Accrued expenses                                         1,057,926      463,253
 Income taxes payable                                        58,000       10,000
 Revolving credit note                                    6,915,000    3,313,000
 Notes payable to related parties                           509,240      493,000
 Current portion of obligations under capital leases         42,000      109,000
                                                        -----------   ----------
            Total current liabilities                    12,447,904    7,625,387
                                                        -----------   ----------

OBLIGATIONS UNDER CAPITAL LEASES                            152,000          -
                                                        -----------   ----------
            Total liabilities                            12,599,904    7,625,387
                                                        -----------   ----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
 Capital stock, no par value
  1st Tech, 1,000,000 shares authorized, issued and
   outstanding                                                  -            -
 DarkHorse, 100,000,000 shares authorized;
  1,155,000 issued and outstanding                              -            -
 Contributed capital                                         10,000       10,000
 Retained earnings                                          989,489      309,610
 Due from shareholder                                       (67,000)         -
                                                        -----------   ----------
        Total shareholders' equity                          932,489      319,610
                                                        -----------   ----------
        Total liabilities and shareholders' equity      $13,532,393   $7,944,997
                                                        -----------   ----------
                                                        -----------   ----------

     The accompanying notes are an integral part of these combined financial statements.

                               1ST TECH CORPORATION AND
                               ------------------------
                               DARKHORSE SYSTEMS, INC.
                               ------------------------

                            COMBINED STATEMENTS OF INCOME
                            -----------------------------
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
              ----------------------------------------------------

                                                                   1995            1994            1993
                                                               ------------     -----------    -----------
NET PRODUCT SALES                                              $106,309,491     $42,707,651    $22,965,821

COST OF SALES                                                    99,443,822      39,263,567     20,424,645
                                                               ------------     -----------    -----------
                                                                  6,865,669       3,444,084      2,541,176
                                                               ------------     -----------    -----------
OPERATING EXPENSES:
 Sales and marketing                                              2,249,637       1,299,603        387,266
 General and administrative                                       2,902,629       1,394,211      1,459,527
 Research and development                                           394,338         273,935         90,440
                                                               ------------     -----------    -----------
            Total operating expenses                              5,546,604       2,967,749      1,937,233
                                                               ------------     -----------    -----------
INCOME FROM OPERATIONS                                            1,319,065         476,335        603,943
                                                               ------------     -----------    -----------
OTHER INCOME (EXPENSE):
 Interest expense                                                  (728,169)       (383,149)      (239,171)
 Interest income                                                     21,451             425          2,283
 Other income (expense)                                              (7,468)         13,122         34,156
                                                               ------------     -----------    -----------
                                                                   (714,186)       (369,602)      (202,732)
                                                               ------------     -----------    -----------

INCOME BEFORE PROVISION FOR INCOME
  TAXES AND CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                              604,879         106,733        401,211
                                                               ------------     -----------    -----------
PROVISION FOR INCOME TAXES                                           58,000          23,020        142,305
                                                               ------------     -----------    -----------
INCOME BEFORE CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING PRINCIPLE                                    546,879          83,713        258,906
                                                               ------------     -----------    -----------
CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE                                              133,000            -               -
                                                               ------------     -----------    -----------
NET INCOME                                                     $    679,879     $    83,713    $   258,906
                                                               ------------     -----------    -----------

UNAUDITED PRO FORMA DATA (Note 3):
  Income before provision for income taxes and cumulative
   effect of change in accounting principle                    $    604,879     $   106,733    $   401,211
  Pro forma adjustments to reflect federal and state
   income tax                                                       223,805          39,491        148,448
                                                               ------------     -----------    -----------
  Pro forma income from continuing operations after
    provision for income tax and before cumulative effect
    of change in accounting principle                               381,074          67,242        252,763
                                                               ------------     -----------    -----------
  Adjustment to reflect change in accounting principle                   -           91,342         41,469
                                                               ------------     -----------    -----------
  Pro forma net income                                         $    381,074     $   158,584    $   294,232
                                                               ------------     -----------    -----------
                                                               ------------     -----------    -----------

                     The accompanying notes are an integral part
                       of these combined financial statements.

                               1ST TECH CORPORATION AND
                               ------------------------
                               DARKHORSE SYSTEMS, INC.
                               -----------------------

                     COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
                     -------------------------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                 ----------------------------------------------------

                                                          Common Stock
                                --------------------------------------------------------------------
                                            1st Tech                             Darkhorse
                                ------------------------------      --------------------------------
                                   Shares                               Shares
                                 Issued and        Contributed        Issued and         Contributed
                                Outstanding(1)       Capital         Outstanding(2)        Capital
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1992            -               $  -               360,937           $  3,000
 Net income                           -                  -                  -                    -
 Issuance of stock                1,000,000           1,000              842,188             50,000
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1993        1,000,000           1,000            1,203,125             53,000
 Net income                           -                  -                  -                    -
 Purchase of treasury stock           -                  -              (842,188)           (44,000)
 Retirement of treasury stock         -                  -                  -                    -
 Stock split (3.2 for 1)              -                  -               794,063                 -
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1994        1,000,000           1,000            1,155,000              9,000
 Net income                           -                  -                  -                    -
 Distributions                        -                  -                  -                    -
                                --------------     -----------       --------------      -----------
BALANCE, December 31, 1995        1,000,000        $  1,000            1,155,000           $  9,000
                                --------------     -----------       --------------      -----------
                                --------------     -----------       --------------      -----------


                                                                                               Total
                                     Treasury         Due From             Retained        Shareholders'
                                      Stock          Shareholder           Earnings            Equity
                                   ------------      -----------         -----------       -------------

BALANCE, December 31, 1992                  -        $         -         $    (2,979)      $          21
 Net income                                 -                  -             258,906             258,906
 Issuance of stock                          -                  -                 -                51,000
                                   ------------        -----------        -----------      -------------

BALANCE, December 31, 1993                  -                  -             255,927             309,927
 Net income                                 -                  -              83,713              83,713
 Purchase of treasury stock          70,000,000                -             (30,030)            (74,030)
 Retirement of treasury stock       (70,000,000)               -                 -                   -
 Stock split (3.2 for 1)                    -                  -                 -                   -
                                   ------------        -----------        -----------      -------------

BALANCE, December 31, 1994                  -                  -             309,610             319,610
 Net income                                 -                  -             679,879             679,879
 Distributions                              -              (67,000)              -               (67,000)
                                   ------------        -----------        ----------       -------------
BALANCE, December 31, 1995                  -          $   (67,000)       $  989,489       $     932,489
                                   ------------        -----------        ----------       -------------
                                   ------------        -----------        ----------       -------------

  (1) Reflects a 10:1 stock split approved by 1st Tech board of directors on May 25, 1995.

  (2) Reflects a 1:83 reverse stock split approved by DarkHorse board of directors on April 9, 1996.

              The accompanying notes are an integral part
                of these combined financial statements.

                               1ST TECH CORPORATION AND
                               ------------------------
                                DARKHORSE SYSTEMS, INC.
                                -----------------------

                           COMBINED STATEMENTS OF CASH FLOWS
                           ---------------------------------
               FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
               ----------------------------------------------------

                                                                             1995          1994          1993
                                                                         -----------    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                             $   679,879    $    83,713   $   258,906
  Adjustments to reconcile net income before
   cumulative effect of change in accounting
    principle to net cash provided by
     (used in) operating activities-
       Depreciation and amortization                                         138,400        232,877        89,239
       Changes in operating assets and liabilities-
        Increase in accounts receivable                                   (2,254,830)    (4,347,867)     (836,206)
        (Increase) decrease in accounts receivable, related parties              423        (88,156)       (2,540)
        Increase in inventory                                             (1,584,934)      (509,358)   (1,068,927)
        (Increase) decrease in prepaid expenses and other assets            (171,833)        36,970      (122,470)
        Increase in accounts payable                                         752,604        904,895     1,518,126
        (Decrease) increase in bank overdrafts                              (124,000)       698,000           -
        Increase in accrued expenses                                         794,923        231,671       240,782
                                                                         -----------    -----------   -----------
        Net cash provided by (used in) operating activities               (1,769,368)    (2,757,255)       76,910
                                                                         -----------    -----------   -----------


CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                        (549,678)       (446,189)     (308,070)
                                                                         -----------    -----------   -----------
      Net cash used in investing activities                                (549,678)       (446,189)     (308,070)
                                                                         -----------    -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in revolving credit note                                    3,602,000       3,113,000       200,000
 Principal payments on capital leases                                      (132,305)        (86,506)          -
 Advances to shareholder                                                    (67,000)            -             -
 Borrowings (payments) on note payable to shareholders                     (136,010)        (14,696)      492,696
 Purchase of stock                                                              -           (24,030)          -
 Issuance of stock                                                              -               -           1,000
                                                                         -----------    -----------   -----------
     Net cash provided by financing activities                            3,266,685       2,987,768       693,696
                                                                         -----------    -----------   -----------
INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                              947,639        (215,676)      462,536

CASH AND CASH EQUIVALENTS, beginning of year                                251,325         467,001         4,465
                                                                         -----------    -----------   -----------
CASH AND CASH EQUIVALENTS, end of year                                   $1,198,964     $   251,325   $   467,001
                                                                         -----------    -----------   -----------
                                                                         -----------    -----------   -----------

                                                              1995         1994       1993
                                                            --------     --------   -------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
    Cash paid during the year for-
     Interest                                               $571,478     $350,549   $19,750
                                                            --------     --------   -------
                                                            --------     --------   -------
     Income taxes                                           $ 14,449     $145,700   $   -
                                                            --------     --------   -------
                                                            --------     --------   -------

NONCASH INVESTING AND FINANCING ACTIVITIES:
 Conversion of certain accrued expenses to notes payable
  to shareholders (see Note 9)                              $152,250     $    -     $   -
                                                            --------     --------   -------
                                                            --------     --------   -------
 Note issued to shareholder for stock                       $    -       $ 74,000   $   -
                                                            --------     --------   -------
                                                            --------     --------   -------

            The accompanying notes are an integral part
              of these combined financial statements.

                     1ST TECH CORPORATION AND

                     DARKHORSE SYSTEMS, INC.


              NOTES TO COMBINED FINANCIAL STATEMENTS

                 DECEMBER 31, 1995, 1994 AND 1993



1.  BASIS OF PRESENTATION AND ORGANIZATION:

The accompanying combined financial statements include the accounts of 1st Tech Corporation and DarkHorse Systems, Inc. (collectively referred to as the Companies). The Companies' financial statements have been combined as both of these entities are under common ownership. All significant intercompany accounts and transactions have been eliminated in combination.

1st Tech Corporation (1st Tech) is a privately held S-Corporation that was incorporated under the laws of the State of Texas on January 20, 1993. 1st Tech is engaged primarily in the design, manufacture and sale of standard memory products to the memory aftermarket and custom memory assemblies to original equipment manufacturers. In addition, 1st Tech offers engineering design and contract manufacturing services. The principal market for the Company's products is domestic-based original equipment manufacturers in the electronics industry, including personal computer manufacturers and telecommunications service providers.

DarkHorse Systems, Inc. (DarkHorse), is a privately held S-Corporation that was incorporated under the laws of the State of Texas in 1992. DarkHorse is engaged in the business of designing and marketing memory testing equipment primarily to domestic electronic equipment manufacturers.

Effective May 20, 1996, Tanisys Technology, Inc. (Tanisys), acquired all of the outstanding common stock of the Companies in exchange for 4.15 million shares of Tanisys' common stock (Note 14).

2.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES:

REVENUE RECOGNITION

Revenue is stated net of actual and estimated returns. Sales are recognized when the related products are shipped. The Company warrants products against defects and has a policy concerning the return of products.

CASH AND CASH EQUIVALENTS

The Companies consider all highly liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are carried at cost, which approximates market.

INVENTORY

Inventory is stated at the lower of cost or market, with cost being determined on a weighted average cost basis. Costs include direct materials, direct labor and certain indirect manufacturing overhead expenses.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization of property and equipment has been computed by the straight-line method beginning January 1, 1995. Depreciation and amortization of property and equipment in prior years was computed by the double declining balance-method.
 The straight-line method of depreciation was adopted in order to provide for depreciation and amortization expense on a basis more consistent with the property and equipment's actual utilization and has been applied to acquisitions of prior years. The effect of the change in 1995 was to increase income from operations by approximately $95,000. The pro forma amounts shown on the statement of income have been adjusted for the effect of retroactive application of depreciation and amortization on the straight-line basis.

Additionally, the Companies changed the estimated useful lives for its property and equipment beginning in 1995. The effect of this change did not have a material impact on income from operations for 1995. Depreciation and amortization expense are provided over the following estimated useful lives:

    Machinery and equipment                 3 - 7 years
    Office computer equipment and software  3 - 5 years
    Furniture and fixtures                  5 - 7 years
    Leasehold improvements                  Shorter of useful life or remaining
                                             term of the lease

BANK OVERDRAFTS

Bank overdrafts represent outstanding checks in excess of funds on deposit where legal right to offset does not exist.

INCOME TAXES

In 1993, 1st Tech elected and was treated for federal and certain state income tax purposes as a C-Corporation. In 1994, 1st Tech changed its federal tax status from a C-Corporation to an S-Corporation.

In 1993, DarkHorse elected and was treated for federal and certain state income tax purposes as a C-Corporation. DarkHorse changed its federal tax status from a C-Corporation to an S-Corporation in 1995.

In 1995, the Companies have elected and have been treated for federal and certain state income tax purposes as an S-Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended. As a result, the income of the Companies for federal and certain state income tax purposes is included in the income tax return of the individual shareholders. The accompanying combined financial statements include recognition of those federal and state income taxes which are levied on the Companies. (See Note 3 for pro forma income tax information.)

NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (FAS 121), was issued. Under FAS 121, an impairment loss must be recognized, for long-lived assets and certain identifiable intangibles to be held and used by an entity, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. FAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995, and must be adopted on a prospective basis. Restatement of previously issued financial statements is not permitted. The Companies adopted FAS 121 effective January 1, 1996. Such adoption did not have a material effect on the financial condition or results of operations of the Companies.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  PRO FORMA INFORMATION (UNAUDITED):

Pro forma net income has been determined assuming that the Companies had been taxed as C-Corporations for federal and certain state income tax purposes since January 1, 1993. The pro forma adjustments to reflect federal and state income tax assume a blended tax rate of 37 percent. Additionally, the pro forma amounts shown on the statements of income have been adjusted for the cumulative effect of change in accounting principle. (See Note 2.)

4.  INVENTORIES:

Inventories consist of the following:

                                                  DECEMBER 31
                                            ---------------------------
                                                1995            1994
                                            ------------     ----------
                     Raw materials          $  1,680,101     $  952,746
                     Work in process              98,619         17,245
                     Finished goods            1,397,664        621,459
                                            ------------     ----------
                        Total inventory     $  3,176,384     $1,591,450
                                            ------------     ----------

5.  PROPERTY AND EQUIPMENT:

Property and equipment consists of the following:

                                                            DECEMBER 31
                                                     --------------------------
                                                         1995           1994
                                                     ------------    ----------
            Machinery and equipment                    $  805,000    $  518,000
            Office computer equipment and software        553,711       295,765
            Furniture and fixtures                        249,732        78,000
            Leasehold improvements                        113,305        63,000

                                                        1,721,748       954,765
            Less- Accumulated depreciation and
             amortization                                 460,516       322,116

                 Property and equipment, net           $1,261,232    $  632,649


See Note 2 for description of change in method of calculating depreciation expense which occurred effective January 1, 1995.

The Companies have $440,704 and $195,506 of property and equipment acquired under capital leases as of December 31, 1995 and 1994, respectively. The accumulated depreciation related to these assets totaled $81,312 and $30,257 as of December 31, 1995 and 1994, respectively. The related depreciation expense was $51,055, $27,929 and $2,328 for the years ended 1995, 1994 and 1993, respectively.

6.  REVOLVING CREDIT NOTE:

Effective October 1994, 1st Tech obtained a revolving credit note with a financial institution which provided for maximum borrowings of $5,000,000.
In July 1995, 1st Tech restructured the revolving credit note with the same financial institution increasing maximum borrowings to $12,000,000. Advances bear interest at the financial institution's prime rate plus 2 percent (10.50 percent as of December 31, 1995). The borrowings are secured by assets. As a condition precedent to the restructured note, a $35,000 commitment fee was paid upon closing. In addition, the revolving credit note contains certain restrictive covenants. Specifically, 1st Tech must maintain a minimum tangible net worth as determined by the financial institution, profitability by quarter as well as compliance with certain financial ratios specified by the financial institution. 1st Tech is required to report its borrowing base, determined by eligible accounts receivable, to the financial institution each week and cannot enter into any additional debt agreements without prior approval from the financial institution. Indebtedness under the note was guaranteed by 1st Tech's sole shareholder. As of December 31, 1995 and 1994, advances outstanding under the revolving credit note amounted to $6,915,000 and $3,313,000, respectively. As of December 31, 1995,
$5,085,000 was available for future borrowings. The revolving credit note is discretionary and may be modified, suspended or terminated at the election of the lender at any time.

The carrying amount of the revolving credit note approximates fair value.

As of December 31, 1995, 1st Tech was in violation of certain covenants of the revolving credit note. 1st Tech obtained a one-time waiver from the financial institution with respect to these covenant violations. In addition, as of our report date, the company was not in compliance with certain debt covenants. A debt waiver has been obtained by the company for all of the periods.

7.  LEASE COMMITMENTS:

The Companies lease certain equipment and office space under noncancelable leases with expiration dates ranging from 1996 through 2000.

Future minimum principal lease payments under all leases are as follows:

                                                      CAPITAL      OPERATING
                                                       LEASES        LEASES
                                                    ---------     ----------
     1996                                           $  57,276     $  461,817
     1997                                              57,276        443,788
     1998                                              57,276        214,436
     1999                                              54,096         66,287
     2000                                              15,594         11,048
                                                    ---------     ----------

Present value of minimum capital lease payments       241,518     $1,197,376
                                                                  ----------
Less- Amount representing interest                     47,518
                                                    ---------
                                                      194,000

Less- Current present value of minimum lease payments  42,000
                                                    ---------
Long-term capital lease obligations                  $152,000
                                                    ---------

Rent expense recorded under all operating leases was approximately $240,000, $115,000 and $66,000 for 1995, 1994 and 1993, respectively.

8.  INCOME TAXES:

Effective January 1, 1994, 1st Tech converted from a C-Corporation to an S-Corporation.

Effective January 1, 1995, DarkHorse converted from a C-Corporation to an S-Corporation. Upon conversion, DarkHorse computed its built-in gain, principally relating to inventory, for federal income tax purposes as approximately $33,000.

The provision for income taxes for the years ended December 31, 1995, 1994 and 1993, consists of the following:

                                 1995      1994       1993
                                -------   -------   --------
   Current-
     Federal income tax         $  -      $11,525   $142,305
     Federal built-in gain       33,000     -         -
     Texas franchise tax         25,000    11,495     -
                                -------   -------   --------
                                $58,000   $23,020   $142,305
                                -------   -------   --------


9.  RELATED-PARTY TRANSACTIONS:

1st Tech's sole shareholder has a one-third interest in DarkHorse. During 1995, 1994 and 1993, the Companies had certain intercompany transactions which are eliminated in the combined financial statements.

In November 1995, 1st Tech entered into an operating lease for certain manufacturing equipment with its sole shareholder. The lease extends for a period of 36 months with monthly payments totaling $6,200. The future minimum lease payments associated with this lease are included in the amounts disclosed in Note 7. In conjunction with the acquisition of the Companies, as described in Note 14, the leased equipment was purchased from the shareholder in May 1996 for $200,000 and the lease was canceled.

1st Tech made a loan to its sole shareholder during 1994 of approximately $195,300. Interest on the loan accrues on a monthly basis at 1st Tech's incremental borrowing rate of prime plus 2 percent (10.50 percent as of December 31, 1995). Amounts due from the sole shareholder relating to this loan and other cash advances totaled $199,000 and $148,000 as of December 31, 1995 and 1994, respectively. In conjunction with the acquisition of the Companies, as described in Note 14, the then outstanding balance of $204,772 was charged to equity as a deemed shareholder distribution.

During 1993, 1st Tech's sole shareholder loaned $443,000 to 1st Tech. The loan is subordinated to 1st Tech's existing notes payable to bank, and no principal amounts can be repaid to the sole shareholder as long as amounts remain outstanding under the bank line of credit. The loan bears interest at prime plus 2-1/2 percent (11 percent as of December 31, 1995). Interest payments on the loan are due quarterly and the principal was due December 31, 1995, with a contingency option to extend the due date up to an additional three years. In conjunction with the acquisition of the Companies, as described in Note 14, the loan was credited to equity as a deemed shareholder contribution.

Additionally, as of December 31, 1993, 1st Tech had approximately $331,000 payable to Stratum Technologies, Inc., a separate corporation wholly owned by the sole shareholder of 1st Tech Corporation. The balance was subsequently paid during 1994.

In 1994, 1st Tech loaned approximately $40,000 to Granite
Software, Inc., a company 20 percent owned by 1st Tech's sole shareholder. During 1995, this amount was written off as uncollectible.

During 1994, DarkHorse repurchased certain ownership interests from two shareholders for amounts totaling approximately $74,000 in exchange for notes payable bearing interest at 9 percent per annum. Principal payments totaling approximately $69,000, representing the remaining outstanding balances, were made during 1995 on these notes payable.

Additionally, as of December 31, 1994, approximately $232,400 of salaries and bonuses were outstanding to 1st Tech's shareholders. During 1995, $152,400 was converted to notes payable bearing interest at 9 percent per annum; while the remaining $80,000 was paid in cash. Principal payments totaling approximately $92,000 were made on these notes payable during 1995. The remaining amounts outstanding on the notes, including accrued interest, were paid in full in April 1996.

10.  SIGNIFICANT CUSTOMERS:

The Companies sell their products to a variety of domestic-based memory aftermarkets and original equipment manufacturers in the electronics industry. The Companies perform ongoing credit evaluations of their customers' financial condition and, generally, require no collateral from customers. If the financial condition and operations of these customers deteriorate, the Companies' operating results could be adversely affected.

For the year ended December 31, 1994, the Companies had one customer that accounted for approximately 13 percent of its total combined revenue. The Companies had no customers whose sales accounted for greater than 10 percent of combined revenue for the years ended December 31, 1995 and 1993.

1st Tech carries a business credit insurance policy covering certain accounts receivable. The insurance policy provides protection against losses from uncollectible accounts resulting from insolvency of specified customers. As of December 31, 1995, the total available coverage under the policy was approximately $9,925,000.

11.  EMPLOYEE BENEFITS:

Effective January 1, 1995, 1st Tech sponsored an employee benefit plan (the
Plan) which qualifies under Section 401(k) of the Internal Revenue Code for all eligible employees. Eligible employees may defer a portion of their annual compensation under the Plan subject to maximum limitations. The requirements for eligibility include a minimum age of 21 and a minimum of one year of service.

Under the provisions of the Plan, 1st Tech makes a discretionary matching contribution to the Plan for the benefit of the participants. 1st Tech made contributions of approximately $41,000 during 1995.

Effective September 1, 1995, DarkHorse established a defined contribution plan (the DarkHorse Plan) whereby eligible employees are allowed to contribute up to 10 percent of their gross wages, subject to limitations.
All employees of DarkHorse are eligible to participate in the DarkHorse Plan. Under the provisions of this plan, DarkHorse may make discretionary matching contributions to the DarkHorse Plan for the benefit of the participants. DarkHorse made matching contributions of approximately $33,000 during 1995.

12.  COMMITMENTS AND CONTINGENCIES:

On December 13, 1995, 1st Tech Molding, Inc. (Molding), a company 50 percent owned by the sole shareholder of 1st Tech, entered into an office space lease agreement. The lease agreement is for five years commencing on February 1, 1996, with total aggregate minimum lease payments of approximately $610,000. 1st Tech served as the guarantor for the Molding office space lease agreement. In conjunction with the acquisition of the Companies, as described in Note 14, the guarantee was removed.

Additionally, on February 14, 1996, Molding entered into a five-year loan and security agreement used to purchase certain equipment totaling approximately $476,000. 1st Tech served as the guarantor for the Molding loan and security agreement. In conjunction with the acquisition of the Companies, as described in Note 14, the guarantee was removed.

13.  PREFERRED STOCK:

The Company is authorized to issue 1,000,000 shares of preferred stock. There are no preferred shares issued and outstanding as of December 31, 1995 and 1994.

14.  SUBSEQUENT EVENTS:
Effective May 20, 1996, Tanisys Technology, Inc., acquired all of the outstanding common stock of the Companies in exchange for 4.15 million shares of Tanisys' common stock. Prior to the closing of the acquisition and as a precedent to the acquisition, 1st Tech completed a private placement of 1,150,000 shares of its common stock for gross proceeds of $2,300,000. Additionally, DarkHorse issued 45,000 shares of its common stock to certain key employees.

    (b)  EXHIBITS

     The exhibits listed below are filed as part of this report. See the Index of Exhibits included with the exhibits.

         3.1    Articles of Continuance dated June 30, 1993 (previously filed)

         3.2 Articles of Amendment to Articles of Continuance dated July 11, 1994 (previously filed)

         3.3    Articles of Amendment dated April 28, 1995 (previously filed)

         3.4    Articles of Amendment dated April 15, 1996 (previously filed)

         3.5    Restated Bylaws of the Company (previously filed)

         4.1    Form of Warrant Agreement dated May 17, 1995 (previously filed)

         4.2    Form of Class B Warrant (previously filed)

         4.3 Share Purchase Warrant Certificate dated October 13, 1995 (previously filed)

         4.4 Form of Warrant Agreement dated as of December 20, 1995 (previously filed)

         4.5    Form of Class C Warrant (previously filed)

         4.6    Specimen of Common Stock Certificate (previously filed)

         10.1 Credit Agreement dated as of May 20, 1996, by and between 1st Tech, DarkHorse, the Company and Chemical Bank (now The Chase Manhattan Bank), as amended (previously filed)

         10.2 Revolving Credit Note dated as of May 20, 1996, by and between 1st Tech, DarkHorse and Chemical Bank (now The
                Chase Manhattan Bank) (previously filed)

         10.3 Agreement and Plan of Merger dated as of April 9, 1996, by and between Tanisys Technology, Inc., Tanisys Acquisition Corp., 1st Tech Corporation and Gary W. Pankonien ("1st Tech Merger Agreement") (previously filed)

         10.4 Amendment No. 1 dated May 16, 1996, to 1st Tech Merger Agreement (previously filed)

         10.5   Articles of Merger (Delaware) of 1st Tech with and into
                Tanisys Acquisition Corp., dated May 31, 1996 (previously filed)

         10.6   Articles of Merger (Texas) of 1st Tech with and into
                Tanisys Acquisition Corp., dated May 31, 1996 (previously filed)

         10.7 Agreement and Plan of Merger dated as of April 9, 1996, by and between Tanisys Technology, Inc., Tanisys Acquisition Corp. II, DarkHorse Systems, Inc., Jack Little, Archer Lawrence and Gary W. Pankonien ("DarkHorse Merger Agreement") (previously filed)

         10.8   Amendment No. 1 dated May 16, 1996, to DarkHorse
                Merger Agreement (previously filed)

         10.9 Articles of Merger (Delaware) of DarkHorse with and into Tanisys Acquisition Corp. II, dated May 31, 1996
                (previously filed)

         10.10 Articles of Merger (Texas) of DarkHorse with and into Tanisys Acquisition Corp. II, dated May 31, 1996
                (previously filed)

         10.11 Employment Agreement dated February 15, 1994 by and between the Company and Mark C. Holliday (previously filed)

         10.12 Employment Agreement dated April 18, 1994 by and between the Company and Benjamin S. Marz (previously filed)

         10.13 Consulting Contract dated October 3, 1994 by and between the Company and Parris H. Holmes, Jr., as amended (previously filed)

         10.14 Employment Agreement dated May 20, 1996 by and between the Company and Gary W. Pankonien (previously filed)

         10.15 Employment Agreement dated July 11, 1996 by and between the Company and Joe Davis (previously filed)

         10.16 Employment Agreement dated October 11, 1996 by and between the Company and Guy Fielder (to be filed by amendment)

         10.17 1993 Stock Option Plan, as amended through May 20, 1996 (previously filed)

         10.18  Form of Stock Option Agreement (previously filed)

         10.19  401(k) Plan (previously filed)

         10.20  Lease Agreement dated May 18, 1993 by and between
                Tanisys Technology, Inc., assumptor of 1st Tech Corporation, and AEtna Life Insurance Company, as amended (previously filed)

         10.21 Master Lease Agreement dated November 9, 1994 by and between 1st Tech and Copelco Capital Inc.
                (previously filed)

         10.22 Manufacturing Agreement dated as of November 1, 1996 by and between the Company and Siemens Components, Inc.
                (to be filed by amendment)

         10.23 Inventory Management Service Agreement dated as of November 1, 1996 by and between the Company and Siemens Components, Inc. (to be filed by amendment)

         12.1   Statement re Computation of Per Share Earnings
                (previously filed)

         21.1   Subsidiaries of the Company (previously filed)

         27.1   Financial Data Schedule (previously filed)

                            SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TANISYS TECHNOLOGY, INC.



Date:  January 24, 1997            By:  /S/ MARK C. HOLLIDAY
                                       ---------------------------------
                                         Chairman of the Board and
                                         and Chief Executive Officer